Exhibit 12.1
DIAMOND OFFSHORE DRILLING, INC.
Statement re Computation of Ratios
(In Thousands of Dollars)
Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Computation of Earnings:
Pretax income (loss) from continuing operations	$1,336,016	$1,868,431	$1,847,046	$1,243,372	$954,030
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	—	—	(16,870)	(19,320)	(14,951)
Add: Previously capitalized interest amortized during the period	3,400	3,400	2,428	1,928	1,652

Total earnings (losses), before fixed charge addition	1,339,416	1,871,831	1,832,604	1,225,980	940,731

Computation of Fixed Charges:

Interest, including interest capitalized	93,334	51,585	28,842	40,648	52,185

Total fixed charges	93,334	51,585	28,842	40,648	52,185

Total Earnings (Losses) and Fixed Charges	$1,432,750	$1,923,416	$1,861,446	$1,266,628	$992,916

Ratio of Earnings (Losses) to Fixed Charges (1)	15.35	37.29	64.54	31.16	19.03

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.